FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X            Form 40-F

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 IN RELATION TO THE OFFER DESCRIBED HEREIN.

5 November 2026

HSBC HOLDINGS PLC ANNOUNCES TENDER OFFER
FOR ONE SERIES OF SECURITIES

HSBC Holdings plc (the ‘Company’, ‘we’ or ‘us’) has announced the anticipated launch of an offer to purchase (the ‘Offer’) for cash up to $1,000,000,000 aggregate principal amount (such amount, as may be increased or decreased by the Company in its sole discretion, including following the pricing of the New Securities, as defined below, the ‘Maximum Tender Amount’) of the outstanding $3,000,000,000 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter) (the ‘Securities’), subject to the terms and conditions set out in the Offer to Purchase (as defined below).

The launch of the Offer is expected to be at or prior to 10:00 a.m. (New York City time) on November 5, 2026 (the ‘Launch Date’). The Offer to Purchase will be available from 10:00 a.m. (New York City time) on the Launch Date at the following link: https://www.gbsc-usa.com/hsbc/.

The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2026, relating to the Securities (the ‘Offer to Purchase’). As of the date of the Offer to Purchase, the aggregate outstanding principal amount of Securities subject to the Offer is $3,000,000,000. References to ‘$’ are to U.S. dollars.

Title of Securities	CUSIP / ISIN	First Optional Redemption Date	Principal Amount Outstanding	Purchase Price(1)	Consideration(2)	Maximum Tender Amount(3)
6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter)	CUSIP: 404280 BL2ISIN: US404280BL25	May 22, 2027	$3,000,000,000	100.50%	$1,005.00 per $1,000.00 of principal amount tendered and accepted for purchase	$1,000,000,000 in aggregate principal amount

(1) The Purchase Price shall be 100.50% of the principal amount of the Securities accepted for purchase pursuant to the Offer.
(2) The Securities may be tendered only in an aggregate principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. Holders who tender less than all of their Securities must continue to hold at least $200,000 in principal amount of Securities.
(3) Subject to the right of the Company to increase or decrease the Maximum Tender Amount in its sole discretion, including following the pricing of the New Securities (as defined below).

The Offer is being undertaken to proactively manage the Company’s Tier 1 capital base.

The Offer will expire at 5:00 p.m. (New York City time) on November 19, 2026, unless extended or earlier terminated by us in our sole discretion (such date and time, as the same may be extended, the ‘Expiration Time’). Securities tendered for purchase may be validly withdrawn at any time at or prior to the Expiration Time (such date and time, as the same may be extended, the ‘Withdrawal Date’), but not thereafter, unless extended or earlier terminated by us in our sole discretion. Subject to the Maximum Tender Amount and provided that all conditions to the Offer have been satisfied or waived by us at or prior to the Expiration Time, we expect the settlement date to occur on November 24, 2026, unless extended or earlier terminated by us in our sole discretion (such date and time, as the same may be extended, the ‘Settlement Date’).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, including the Maximum Tender Amount and proration, if any, holders who validly tender Securities at or prior to the Expiration Time, and whose Securities have not been validly withdrawn at or prior to the Withdrawal Date and are accepted for purchase by us, will receive consideration equal to $1,005.00 per $1,000.00 of principal amount of Securities accepted, which will be payable in cash on the Settlement Date as described below (the ‘Consideration’).

In addition to the Consideration, holders whose Securities are accepted for purchase will also be paid a cash amount equal to accrued and unpaid interest on such Securities (excluding any interest cancelled or deemed to have been cancelled pursuant to the terms of the Securities) from, and including, the last interest payment date for such Securities to, but not including, the Settlement Date, rounded to the nearest cent (such amount, the ‘Accrued Interest’). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Securities accepted in the Offer. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company (‘DTC’) or any other party in the transmission of funds to holders.

It is expected that the Offer will be financed with cash on hand.

On the date of the Offer to Purchase, the Company expects to launch a proposed new issuance (the ‘Proposed Issuance’) of one series of perpetual subordinated contingent convertible securities (the ‘New Securities’) which are not subject to the Offer. No assurance can be given that the Proposed Issuance will be completed.

The Offer is subject to the terms and conditions described in the Offer to Purchase. In particular, the Company is offering to purchase the Securities for cash up to the Maximum Tender Amount. The Company reserves the right, but is under no obligation, to increase or decrease the Maximum Tender Amount at any time, including following the pricing of the New Securities. There can be no assurance that the Company will exercise its right to increase or decrease the Maximum Tender Amount. Our obligation to complete the Offer is conditioned on the successful closing, on terms and conditions reasonably satisfactory to us, of the Proposed Issuance at or prior to the Expiration Time.

The Securities may be subject to proration, on the basis of a proration factor calculated as described in the Offer to Purchase, if the aggregate principal amount of Securities validly tendered and not validly withdrawn would, if accepted in full, exceed the Maximum Tender Amount.

To avoid purchases of tendered Securities in principal amounts other than integral multiples of $1,000, the Company will make appropriate adjustments downward to the nearest $1,000 principal amount with respect to each holder’s validly tendered Securities accepted for purchase. Depending on the principal amount of Securities validly tendered and the proration factor applied, if the principal amount of Securities that are not accepted and are returned to a holder as a result of proration would result in less than an aggregate principal amount of $200,000 being returned to such holder, the Company, at its sole discretion, will either accept all of such holder’s validly tendered Securities without proration or reject all of the Securities tendered by such holder.

The Offer is not conditioned upon any minimum level of participation. The Company will not be able to definitively determine whether the Maximum Tender Amount is reached, or what the effects of proration may be with respect to the Securities, until after the Expiration Time has passed.

The Company reserves the right to amend or waive any of the conditions of the Offer, in whole or in part, at any time or from time to time, in our sole discretion, subject to applicable law. If any of the conditions are not satisfied at the Expiration Time, we may, in our sole discretion and subject to applicable law, (a) terminate the Offer, (b) extend the Offer, on the same or amended terms, and thereby delay acceptance of any validly tendered Securities, or (c) continue to accept tenders. If the Company exercises any such right to amend, modify or waive the terms or conditions of the Offer, the Company will give written notice thereof to the Information Agent and will make a public announcement thereof as promptly as practicable and as required by applicable law. The Company will also extend the Offer if required by applicable law.

All Securities accepted in the Offer will be cancelled and retired, and will no longer remain outstanding obligations of the Company. Holders of Securities are advised to read carefully the Offer to Purchase in full, including the ‘Risk Factors’ section, for full details of and information on the procedures for participating in the Offer.

The Company has retained HSBC Bank plc as dealer manager for the Offer (the ‘Dealer Manager’). Questions and requests for assistance related to the Offer may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect) or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation will act as the information agent (the ‘Information Agent’). Questions or requests for assistance related to the Offer or for additional copies of the Offer to Purchase may be directed to the Information Agent at +1 (855) 654-2014 (toll free) or +1 (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offer.

If the Offer is terminated, Securities tendered pursuant to the Offer will be returned promptly to the tendering holders.

Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction to participate in, the Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.
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This announcement is released by the Company and contains information that qualified as inside information for the purposes of Article 7 of Regulation (EU) No. 596/2014 (the ‘Market Abuse Regulation’), encompassing information relating to the Offer described above. For the purposes of the Market Abuse Regulation, this announcement is made by Greg Case, Head of Fixed Income Investor Relations, on behalf of the Company.

This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any circumstances in which such offer or solicitation or acceptance is unlawful. The Offer is only being made pursuant to the Offer to Purchase. Holders of the Securities are urged to carefully read the Offer to Purchase before making any decision with respect to the Offer.

Additional Information in Respect of the Offer and Where to Find It

The Company will file with the Securities and Exchange Commission (the ‘SEC’) a tender offer statement on Schedule TO, accompanied by the Offer to Purchase and other documents relating to the Offer. Holders are advised to read carefully the tender offer statement, the Offer to Purchase and other documents which the Company will file with the SEC, including any amendments or supplements thereto, when they become available, as they contain important information about the Offer and procedures for participating in the Offer. Copies of these documents will be available free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and the documents filed with it, including any amendments or supplements thereto, may be obtained free of charge from the Information Agent at the telephone numbers set out above.

United Kingdom. This communication, the Offer to Purchase and any other documents or materials relating to the Offer are not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the ‘FSMA’). Accordingly, this communication, the Offer to Purchase and such documents and/or materials are not being distributed to the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium. The Offer is not being made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of the Belgian Code of Economic Law, as amended (a ‘Consumer’) and this communication, the Offer to Purchase and any other documents or materials relating to the Offer have not been and may not be distributed, directly or indirectly, in Belgium to Consumers.

Italy. None of the Offer, this communication, the Offer to Purchase or any other document or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (‘CONSOB’) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of  24 February 1998, as amended (the ‘Financial Services Act’) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of  14 May 1999, as amended. Holders or beneficial owners of the Securities that are located in the Republic of Italy can tender the Securities for purchase in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities and/or the Offer.

Hong Kong. The contents of this communication and the Offer to Purchase have not been reviewed by any regulatory authority in Hong Kong. Holders of Securities should exercise caution in relation to the Offer. If a holder of the Securities is in any doubt about any of the contents of this communication and/or the Offer to Purchase, such holder should obtain independent professional advice. The Offer has not been made and will not be made in Hong Kong, by means of any document, other than (i) to ‘professional investors’ as defined in the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the ‘SFO’) and any rules made under that ordinance, or (ii) in other circumstances which do not result in the document being a ‘prospectus’ as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the laws of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance.

Further, no person has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offer and/or the Securities which are or are intended to be made only to persons outside Hong Kong or only to ‘professional investors’ as defined in the SFO and any rules made thereunder. This communication, the Offer to Purchase and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong. The Offer is not intended to be made to the public in Hong Kong and it is not the intention of the Company that the Offer be made to the public in Hong Kong.

France. This communication, the Offer to Purchase and any other offering material relating to the Offer may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.
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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as ‘believes’, ‘expects’, ‘estimate’, ‘may’, ‘intends’, ‘plan’, ‘will’, ‘should’, ‘potential’, ‘seek’, ‘reasonably possible’ or ‘anticipates’ or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under ‘Risk Factors’ in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                       +44 (0) 20 7992 3825                  investorrelations@hsbc.com

Media enquiries to:

Press Office                    +44 (0) 20 7991 8096                  pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,445bn at 30 September 2026, HSBC is one of the world’s largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 05 November 2026